Rupert, Kevin C.

From: Kelleher, Gabrielle [gkelleher@stblaw.com]
Sent: Monday, October 18, 2010 9:08 AM
To: Rupert, Kevin C.
Cc: Lithotomos, Valerie J.; Renahan, William J; Cogan, Sarah E
Subject: Western Asset High Yield Defined Opportunity Fund Inc.

Kevin:

As you requested, Western Asset High Yield Defined Opportunity Fund Inc. confirms that it has made a good faith estimate that "Other expenses" are 14 bps, assuming an initial offering size of $250,000,000.

Best regards,
Gabrielle

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Gabrielle Kelleher
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017

Tel: (212) 455-7696
Fax: (212) 455-2502
gkelleher@stblaw.com

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